LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

October 31, 2005

Via Overnight Delivery and Facsimile  1.202.772.9220

Mr. Jonathan Duersch

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 0405  Washington, D.C.

20549-0405

Re:

Big Sky Energy Corporation (“Big Sky” or the “Company”)

Item 4.02 Form 8-K

Filed September 30, 2005

File No. 0-28345

Dear Mr. Duersch:

This letter provides responses to your comment letter dated October 4, 2005 regarding the above-referenced filing. Each response is preceded by the actual text from your comment letter to assist in your review.

Big Sky intends to file an amendment to its Form 8-K simultaneously with the submission of this response.

Comment:

1.

Please revise your disclosure to explain why your accounting for the 2004 farm out agreement is a potential error.  It appears that you have concluded that this is an error given your revised unaudited financial statements in your Form SB-2/A filed on September 23, 2005, related to this item.

Response:

Yes, we did conclude it was an error, therefore we have deleted the reference to “potential error” in the Amendment to the Form 8-K.

Comment:

2.

We note you have provided details regarding the transactions which you have determined are potentially accounted for in error.  Please revise your disclosure to include an introduction that summarizes the nature of the error, why it is an error, and the impact to previously filed financial statements.  Specifically state each financial statement period in which the error existed and state, if true, that you have determined that those financial statements can no longer be relied upon.  Refer to Item 4.02(a)(2) of Form 8-K.

Response:

We have added an introduction summarizing the error, why it was an error and the impact on the previously filed financial statements for the year ended December 31, 2004 (as included in our 10-KSB as at December 31, 2004), our first and second quarter of 2005 (as included in our Forms 10-QSB as at March 31, 2005 and June 30, 2005) and Form SB-2 (as filed on May 13, 2005) and provided the financial statement periods in which the error existed. We have also added a statement that those financial statements can no longer be relied upon.

Comment:

3.

Please expand your disclosure to clarify whether or not your recording of $840,423 and $86,160 due to ABT represented the initial accounting for the transaction or is the error correction.  We note your disclosures only indicate that you have recorded these amounts as liabilities due to ABT.

Response:

We have clarified our disclosure that the $840,423 and the $86,160 amounts were the error corrections.

Comment:

4.

Please clarify whether or not you have restated financial statements that have been filed with the Commission.  It is unclear whether or not your disclosure relates to your previously filed Form 10-KSB since it is upon that Form the previous financial statements in error were issued.  Indicate when you expect to file restated financial statements..

Response:

Yes, we are in the process of filing restated financial statements. We are working with our former and predecessor auditors to refile restated financial statements with all proper disclosure by November 15, 2005 by filing amendments to each of the referenced filings for our Form 10-KSB/A for December 31, 2004 and Forms 10-QSB/A for March 31 and June 30, 2005 and Form SB-2/A.

As always, I am available to discuss any questions that you may have regarding this filing or the subjects discussed above. I look forward to working with you on this matter and hope that we can clear this comment letter forthwith.

Sincerely,

/s/ W. Scott Lawler___

W. Scott Lawler, Esq.